As filed with the Securities and Exchange Commission on April 27, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-8

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

Ladenburg Thalmann Financial Services Inc.

(Exact Name of Registrant as Specified in Its Charter)

Florida	65-0701248

(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

590 MADISON AVENUE, 34th FLOOR
NEW YORK, NEW YORK 10022
(Address of Principal Executive Offices)

OTHER EMPLOYEE BENEFIT PLANS
(Full Title of the Plan)

MARK D. KLEIN, President and Chief Executive Officer
Ladenburg Thalmann Financial Services Inc.
590 Madison Avenue, 34th Floor
New York, New York 10022
(212) 409-2000
(Name, Address and Telephone Number, Including Area Code, of Agent For Service)

with a copy to:

DAVID ALAN MILLER, ESQ.
Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
Telephone: (212) 818-8800

CALCULATION OF REGISTRATION FEE

	Proposed maximum	Proposed maximum
Title of Securities Amount to be	offering price	aggregate	Amount of
to be registered registered	per share(1)	offering price	registration fee
Common Stock, par value $.0001 per share, issued under an employee benefit plan (each an “Employee Benefit Plan”) 2,222,222	$0.55	$1,222,222.10	$143.86

Common Stock, par value $.0001 per share, issuable upon exercise of options under an Employee Benefit Plan 5,000,000(1)	$0.55	$2,750,000.00	$323.68

Common Stock, par value $.0001 per share, issued under an Employee Benefit Plan 1,000,000	$0.55	$550,000.00	$64.74

Common Stock, par value $.0001 per share, issuable upon exercise of options under an Employee Benefit Plan 1,500,000(1)	$0.55	$825,000.00	$97.10

Common Stock, par value $.0001 per share, issuable under an Employee Benefit Plan 2,500,000(1)	$0.55	$1,375,000.00	$161.84

TOTAL			$791.22

(1)	Pursuant to Rule 416, there are also being registered additional shares of common stock as may become issuable as a result of anti-dilution provisions contained in such Employee Benefit Plans.

(2)	Based on the last sale price of a share of our common stock as reported by the American Stock Exchange on April 25, 2005 in accordance with Rules 457(c) and 457(h) promulgated under the Securities Act of 1933, as amended

     In accordance with the provisions of Rule 462 promulgated under the Securities Act, this registration statement will become effective upon filing with the Securities and Exchange Commission.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1. Plan Information.

Item 2. Registrant Information and Employee Plan Annual Information.

LADENBURG THALMANN FINANCIAL SERVICES INC.

12,222,222 shares of common stock

     This prospectus relates to 12,222,222 shares of our common stock that may be offered for resale for the account of the selling shareholders set forth in this prospectus under the heading “Selling Shareholders” beginning on page 14. The selling shareholders may sell these shares in a variety of transactions as described under the heading “Plan of Distribution” beginning on page 15.

     Our common stock is traded on the American Stock Exchange under the symbol “LTS.” On April 25, 2005, the last reported sale price of our common stock was $0.55.

     We will not receive any proceeds from the sale of the shares covered by this prospectus. However, we will receive the amounts paid by the selling shareholders upon exercise of their options and purchase rights to acquire a total of 9,000,000 of the above 12,222,222 shares being registered under this prospectus. If those options and purchase rights are exercised in full, we will receive $4,885,000.

     Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4 for a discussion of information that should be considered in connection with an investment in our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 27, 2005

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

PROSPECTUS SUMMARY

     We are engaged in retail and institutional securities brokerage, investment banking services and investment activities through our principal operating subsidiary, Ladenburg Thalmann & Co. Inc. We are committed to establishing a significant presence in the financial services industry by meeting the varying investment needs of our corporate, institutional and retail clients.

     Ladenburg Thalmann & Co. is a full service broker-dealer that has been a member of the New York Stock Exchange since 1879. It provides its services principally for middle market and emerging growth companies and high net worth individuals through a coordinated effort among corporate finance, capital markets, investment management, brokerage and trading professionals. Ladenburg is subject to regulation by, among others, the Securities and Exchange Commission, the NYSE and the National Association of Securities Dealers, Inc. and is a member of the Securities Investor Protection Corporation. Its private client services and institutional sales departments serve approximately 70,000 accounts nationwide and its asset management area provides investment management and financial planning services to numerous individuals and institutions.

Recent Events

     Pursuant to an employment agreement dated March 4, 2005, Mark D. Klein became our president and chief executive officer and chairman and chief executive officer of Ladenburg Thalmann & Co., effective as of April 1, 2005. In connection with his employment, we gave Mr. Klein the opportunity to purchase 2,222,222 shares of our common stock at $0.45 per share and he purchased such shares in March 2005. We also granted him an option to purchase 5,000,000 shares of our common stock at an exercise price of $0.465 per share, the fair market value on the date of grant. The option, which expires on March 4, 2015, vests as to 10.0% percent of the options on the date of grant and as to 22.5% of the options in four annual installments commencing on March 4, 2006.

     Pursuant to an employment agreement dated March 25, 2005, Michael Philipps became the head of Ladenburg Thalmann & Co.’s Institutional Sales Trading Desk, effective as of April 1, 2005. In connection with his employment, we gave Mr. Philipps the opportunity to purchase 1,000,000 shares of our common stock at $0.45 per share and he purchased such shares in March 2005. Mr. Philipps also entered into a Stock Purchase Agreement with us pursuant to which he is committed to purchase an additional 2,500,000 shares of common stock at $0.64 per share, solely through the use of commissions to be generated by him. We also granted him an option to purchase 1,500,000 shares our common stock at an exercise price of $0.64 per share, the fair market value on the date of grant. The option, which expires on March 25, 2015, will vest as to 250,000 shares on each of the first four anniversaries of the date of grant. An additional 125,000 shares will vest on the third anniversary of the date of grant and an additional 375,000 shares will vest on the fourth anniversary of the date of grant provided that the shares of common stock purchasable under the Stock Purchase Agreement have been purchased by Mr. Philipps.

     In connection with the employment of Messrs. Klein and Philipps, we agreed to register for re-sale the shares of common stock received and to be received by them.

Corporate History

     We were incorporated under the laws of the State of Florida in February 1996. Ladenburg Thalmann & Co. was incorporated under the laws of the State of Delaware in December 1971 and became our wholly owned subsidiary in May 2001. Our principal executive offices, as well as those of Ladenburg Thalmann & Co., are located at 590 Madison Avenue, New York, New York 10022 and both of our telephone numbers are (212) 409-2000. Ladenburg Thalmann & Co. has currently branch offices located in Melville, New York, Boca Raton, Florida, Los Angeles, California, New York, New York and Irvine, California. Ladenburg Thalmann & Co. maintains a website located at www.ladenburg.com.

RISK FACTORS

     You should carefully consider the risks described below before you decide to invest in our company. The risks described below are not the only ones facing us. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business, financial condition or results of operation could be materially adversely affected by any of these risks. The trading price of our common stock could decline because of any one of these risks, and you may lose all or part of your investment.

We have incurred, and may continue to incur, significant operating losses.

     We incurred significant losses from operations during each of the past four years. We cannot assure you that we will be able to achieve or sustain revenue growth, profitability or positive cash flow on either a quarterly or annual basis or that profitability, if achieved, will be sustained. Although we believe that we have enough regulatory capital to sustain operating activities through December 31, 2005, if we are unable to achieve or sustain profitability, we may not be financially viable in the future and may have to curtail, suspend or cease operations.

If we are unable to repay our outstanding indebtedness obligations when due, our operations may be materially adversely affected.

     Currently, we have an aggregate of approximately $6.3 million of indebtedness, of which $5.0 million is due on December 31, 2006 and approximately $1.3 million from our clearing broker is scheduled to be forgiven as follows: $667,000 in November 2005 and $666,000 in November 2006. However, if the clearing agreement is terminated for any reason prior to the loan maturity date, the loan, less any amount that has been forgiven through the date of the termination, plus interest, must be repaid on demand. We cannot assure you that our operations will generate funds sufficient to repay these or other future debt obligations as they come due. Our failure to repay our indebtedness and make interest payments as required by our debt obligations could have a material adverse affect on our operations.

We are currently subject to extensive securities regulation and the failure to comply with these regulations could subject us to penalties or sanctions.

     The securities industry and our business is subject to extensive regulation by the SEC, state securities regulators and other governmental regulatory authorities. We are also regulated by industry self-regulatory organizations, including the NYSE, the NASD and the Municipal Securities Rulemaking Board. The regulatory environment is also subject to change and we may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other federal or state governmental regulatory authorities, or self-regulatory organizations. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations.

     Ladenburg Thalmann & Co. is a registered broker-dealer with the SEC and a member firm of the NYSE. Broker-dealers are subject to regulations which cover all aspects of the securities business, including:

•	sales methods and supervision;

•	trading practices among broker-dealers;

•	use and safekeeping of customers’ funds and securities;

•	capital structure of securities firms;

•	record keeping; and

•	the conduct of directors, officers and employees.

Compliance with many of the regulations applicable to us involves a number of risks, particularly in areas where applicable regulations may be subject to varying interpretation. The requirements imposed by these regulators are designed to ensure the integrity of the financial markets and to protect customers and other third parties who deal with us. Consequently, these regulations often serve to limit our activities, including through net capital, customer protection and market conduct requirements. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, principally the NASD Regulation, Inc., the regulatory arm of the NASD, and the NYSE, which are our primary regulatory agencies. NASD Regulation and the NYSE adopt rules, subject to approval by the SEC, that govern its members and conducts periodic examinations of member firms’ operations.

     If we are found to have violated any applicable regulation, formal administrative or judicial proceedings may be initiated against us that may result in:

•	censure;

•	fine;

•	civil penalties, including treble damages in the case of insider trading violations;

•	the issuance of cease-and-desist orders;

•	the deregistration or suspension of our broker-dealer activities;

•	the suspension or disqualification of our officers or employees; or

•	other adverse consequences.

     The imposition of any of these or other penalties could have a material adverse effect on our operating results and financial condition.

We may incur significant losses from trading and investment activities due to market fluctuations and volatility.

     We generally maintain trading and investment positions in the equity markets. To the extent that we own assets, i.e., have long positions, in those markets, a downturn in those markets could result in losses from a decline in the value of those long positions. Conversely, to the extent that we have sold assets that we do not own, i.e., have short positions, in any of those markets, an upturn in those markets could expose us to potentially unlimited losses as we attempt to cover our short positions by acquiring assets in a rising market.

     We may from time to time have a trading strategy consisting of holding a long position in one security and a short position in another security from which we expect to earn revenues based on changes in the relative value of the two securities. If, however, the relative value of the two securities changes in a direction or manner that we did not anticipate or against which we are not hedged, we might realize a loss in those paired positions. In addition, we maintain trading positions that can be adversely affected by the level of volatility in the financial markets, i.e., the degree to which trading prices fluctuate over a particular period, in a particular market, regardless of market levels.

We may need to raise additional funds in the near future.

     Our capital requirements continue to be adversely affected by our inability to generate cash from operations. We have been forced to rely on borrowings in order to generate working capital for our operations. Accordingly, we may need to seek to raise additional capital through other available sources, including through equity offerings or borrowing additional funds on a short-term basis from third parties, including our current debtholders, shareholders and clearing broker. As of December 31, 2004, we had cash and cash equivalents of approximately $1,720,000. Accordingly, if we continue to be unable to generate cash from operations and are unable to find sources of funding, it would have an adverse impact on our liquidity and operations.

Our expenses may increase due to unresolved real estate commitments.

     Ladenburg Capital Management Inc., one of our former operating subsidiaries, may have potential liability under a terminated lease for office space in New York City which it was forced to vacate during 2001 due to the events of September 11, 2001. Ladenburg Capital Management no longer occupies the space and believes it has no further lease obligation pursuant to the terms of the lease. This lease, which, had it not terminated as a result of the events of September 11, 2001, would have expired by its terms in March 2010, provides for future minimum payments aggregating approximately $3,691,000, payable $703,000 per year from 2005 through 2009 and $176,000 thereafter. In addition, minimum payments for the period from September 11, 2001 through December 31, 2004 which were not paid by Ladenburg Capital Management amounted to $2,121,000. Ladenburg Capital Management is currently in litigation with the landlord in which it is seeking judicial determination of the termination of the lease. If Ladenburg Capital Management is not successful in this litigation, it plans to sublease the property. Ladenburg Capital Management has provided for estimated costs in connection with this lease and has recorded a liability at December 31, 2004 and 2003. Additional costs may be incurred in connection with terminating this lease, and if not terminated, to the extent Ladenburg Capital Management does not sublease the office space for an amount at least equal to the lease obligations. Such costs may have a material adverse effect on Ladenburg Capital Management’s financial position and liquidity.

     Additionally, we have ceased using portions of our office space in New York City and have subleased these areas. Should any of the sub-tenants not renew or renew for a sub-rental less than Ladenburg Thalmann & Co.’s lease commitments, or not pay their rent for an extended period of time, it may have a material adverse effect on Ladenburg Thalmann & Co.’s financial position and liquidity.

Our business could be adversely affected by a breakdown in the financial markets.

     As a securities broker-dealer, our business is materially affected by conditions in the financial markets and economic conditions generally, both in the United States and elsewhere around the world. Many factors or events could lead to a breakdown in the financial markets including war, terrorism, natural catastrophes and other types of disasters. These types of events could cause people to begin to lose confidence in the financial markets and their ability to function effectively. If the financial markets are unable to effectively prepare for these types of events and ease public concern over their ability to function, our revenues are likely to decline and our operations will be adversely affected.

Our revenues may decline in adverse market or economic conditions.

     During the past several years, unfavorable financial and economic conditions have reduced the number and size of the transactions in which we provide underwriting services, merger and acquisition consulting and other services. Our investment banking revenues, in the form of financial advisory and underwriting fees, are directly related to the number and size of the transactions in which we participate and have been adversely affected by the sustained downturn in the securities markets that prevailed through the middle of 2003. Additionally, the downturn in market conditions led to a decline in the volume of transactions that we executed for our customers and, therefore, to a decline in the revenues we received from commissions and spreads. If these adverse financial and economic conditions return and persist for any extended period of time, we will incur a further decline in transactions and revenues that we receive from commissions and spreads.

We depend on our senior employees and the loss of their services could harm our business.

     Our success is dependent in large part upon the services of several of our senior executives and employees, including those of Ladenburg Thalmann & Co. We do not maintain and do not intend to obtain key man insurance on the life of any executive or employee. If our senior executives or employees terminate their employment with us and we are unable to find suitable replacements in relatively short periods of time, our operations may be materially and adversely affected.

We face significant competition for professional employees.

     From time to time, individuals we employ may choose to leave our company to pursue other opportunities. We have experienced losses of registered representatives, trading and investment banking professionals in the past, and the level of competition for key personnel remains intense. We cannot assure you that the loss of key personnel will not occur again in the future. The loss of a registered representative or a trading or investment banking professional, particularly a senior professional with a broad range of contacts in an industry, could materially and adversely affect our operating results.

Our principal shareholders including our directors and officers control a large percentage of our shares of common stock and can significantly influence our corporate actions.

     At the present time, our executive officers, directors and companies that these individuals are affiliated with beneficially own approximately 45.3% of our common stock. Accordingly, these individuals and entities will be able to significantly influence most, if not all, of our corporate actions, including the election of directors and the appointment of officers. Additionally, this ownership of our common stock may make it difficult for a third party to acquire control of us, therefore possibly discouraging third parties from seeking to acquire us. A third party would have to negotiate any possible transactions with these principal shareholders, and their interests may be different from the interests of our other shareholders. This may depress the price of our common stock.

The American Stock Exchange (the “Exchange”) may delist our common stock from quotation on its exchange.

     Our common stock is currently quoted on the Exchange. In order to continue quotation of our common stock, we must maintain certain financial, distribution and stock price levels. Generally, we must maintain a minimum amount in shareholders’ equity (usually between $2.0 million and $4.0 million) and a minimum number of public shareholders (usually 300 shareholders or 200,000 shares held by our non-affiliates). Additionally, our common stock cannot have what is deemed to be a “low selling price” as determined by the Exchange.

     On September 20, 2004, we received notice from the Exchange indicating that we were below certain additional continued listing standards of the Exchange, specifically that we had sustained losses in three of our four most recent fiscal years with shareholders’ equity of less than $4.0 million, as set forth in Section 1003(a)(ii) of the Exchange’s Company Guide. At that time, we were afforded an opportunity to submit a revised plan advising the Exchange of action we had taken, or would take, that would bring us into compliance with all continued listing standards by May 13, 2005 and did so in October 2004. As a result, we have been allowed to maintain our listing on the Exchange through May 13, 2005, during which time we will be subject to continued periodic review by the Exchange’s staff to determine whether we are making progress consistent with the revised plan. We currently believe that we are currently in compliance with the Exchange’s continued listing standards.

     Notwithstanding the foregoing, on April 25, 2005, the last reported sale price of our common stock was $0.55. If the Exchange determines that this is a “low selling price,” it may require us to effect a reverse split or suspend or remove our common stock from listing on the Exchange. In determining whether a reverse split or suspension or removal is appropriate, the Exchange will consider all pertinent factors including market conditions in general, the number of shares outstanding, plans which may have been formulated by management, applicable regulations of the state or country of incorporation or of any governmental agency having jurisdiction over the company and the relationship to other Exchange policies regarding continued listing.

     If the Exchange delists our common stock from trading on its exchange, we could face significant material adverse consequences including:

•	a limited availability of market quotations for our common stock;

•	a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;

•	a limited amount of news and analyst coverage for our company; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

We may lose customers and our revenues may decline due to our lack of Internet brokerage service capability.

     A growing number of brokerage firms offer Internet brokerage services to their customers in response to increased customer demand for these services. Currently, we are unable to offer Internet brokerage services, nor do we anticipate having such ability in the near future. Should we offer such services in the future, the services may not appeal to our current or prospective customers and these services may not be profitable. Our failure to commence Internet brokerage services in the near future could have a material adverse effect on our business including the loss of our existing customers to competitors that do offer these services. Additionally, if we commence Internet brokerage services but are unable to attract customers for those services, our revenues will decline.

We rely on one primary clearing broker and the termination of the agreement with this clearing broker could disrupt our business.

     Ladenburg Thalmann & Co. primarily uses one clearing broker to process its securities transactions and maintain customer accounts on a fee basis. The clearing broker also provides billing services, extends credit and provides for control and receipt, custody and delivery of securities. In November 2002, we renegotiated a clearing agreement with one of our clearing brokers whereby this clearing broker became our primary clearing broker, clearing substantially all of our business (the “Clearing Conversion”). As part of the new agreement with this clearing broker, we are realizing significant cost savings from reduced ticket charges and other incentives. In addition, under the new clearing agreement, an affiliate of the clearing broker loaned us an aggregate of $3,500,000 (the “Clearing Loans”) in December 2002, with various terms and maturing at various dates through December 2006. As scheduled, $1,500,000 and $667,000 of the Clearing Loans were forgiven in November 2003 and 2004, respectively. The remaining principal balance of the Clearing Loans is scheduled to be forgiven as follows: $667,000 in November 2005 and $666,000 in November 2006. However, if the clearing agreement is terminated for any reason prior to the loan maturity date, the loan, less any amount that has been forgiven through the date of the termination, plus interest, must be repaid on demand.

     Ladenburg Thalmann & Co. depends on the operational capacity and ability of the clearing broker for the orderly processing of transactions. In addition, by engaging the processing services of a clearing firm, Ladenburg Thalmann & Co. is exempt from some capital reserve requirements and other regulatory requirements imposed by federal and state securities laws. If the clearing agreement is terminated for any reason, we would be forced to find an alternative clearing firm. We cannot assure you that we would be able to find an alternative clearing firm on acceptable terms to us or at all.

Our clearing broker extends credit to our clients and we are liable if the clients do not pay.

     Ladenburg Thalmann & Co. permits its clients to purchase securities on a margin basis or sell securities short, which means that the clearing firm extends credit to the client secured by cash and securities in the clients’ account. During periods of volatile markets, the value of the collateral held by the clearing broker could fall below the amount borrowed by the client. If margin requirements are not sufficient to cover losses, the clearing broker sells or buys securities at prevailing market prices, and may incur losses to satisfy client obligations. Ladenburg Thalmann & Co. has agreed to indemnify the clearing broker for losses it may incur while extending credit to its clients.

We are subject to various risks associated with the securities industry.

     As a securities broker-dealer, Ladenburg Thalmann & Co. is subject to uncertainties that are common in the securities industry. These uncertainties include:

•	the volatility of domestic and international financial, bond and stock markets;

•	extensive governmental regulation;

•	litigation;

•	intense competition;

•	substantial fluctuations in the volume and price level of securities; and

•	dependence on the solvency of various third parties.

As a result, revenues and earnings may vary significantly from quarter to quarter and from year to year. In periods of low volume, profitability is impaired because certain expenses remain relatively fixed. Ladenburg Thalmann & Co. is much smaller and has much less capital than many competitors in the securities industry. In the event of a market downturn, our business could be adversely affected in many ways. Our revenues are likely to decline in such circumstances and, if we are unable to reduce expenses at the same pace, our profit margins would erode.

Our risk management policies and procedures may leave us exposed to unidentified risks or an unanticipated level of risk.

     The policies and procedures we employ to identify, monitor and manage risks may not be fully effective. Some methods of risk management are based on the use of observed historical market behavior. As a result, these methods may not predict future risk exposures, which could be significantly greater than the historical measures indicate. Other risk management methods depend on evaluation of information regarding markets, clients or other matters that are publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to properly record and verify a large number of transactions and events. We cannot assure you that our policies and procedures will effectively and accurately record and verify this information.

     We seek to monitor and control our risk exposure through a variety of separate but complementary financial, credit, operational and legal reporting systems. We believe that we effectively evaluate and manage the market, credit and other risks to which we are exposed. Nonetheless, the effectiveness of our ability to manage risk exposure can never be completely or accurately predicted or fully assured. For example, unexpectedly large or rapid movements or disruptions in one or more markets or other unforeseen developments can have a material adverse effect on our results of operations and financial condition. The consequences of these developments can include losses due to adverse changes in inventory values, decreases in the liquidity of trading positions, higher volatility in earnings, increases in our credit risk to customers as well as to third parties and increases in general systemic risk.

Credit risk exposes us to losses caused by financial or other problems experienced by third parties.

     We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties include:

•	trading counterparties;

•	customers;

•	clearing agents;

•	exchanges;

•	clearing houses; and

•	other financial intermediaries as well as issuers whose securities we hold.

These parties may default on their obligations owed to us due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, from:

•	holding securities of third parties;

•	executing securities trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries; and

•	extending credit to clients through bridge or margin loans or other arrangements.

Significant failures by third parties to perform their obligations owed to us could adversely affect our revenues and perhaps our ability to borrow in the credit markets.

Intense competition from existing and new entities may adversely affect our revenues and profitability.

     The securities industry is rapidly evolving, intensely competitive and has few barriers to entry. We expect competition to continue and intensify in the future. Many of our competitors have significantly greater financial, technical, marketing and other resources than we do. Some of our competitors also offer a wider range of services and financial products than we do and have greater name recognition and a larger client base. These competitors may be able to respond more quickly to new or changing opportunities, technologies and client requirements. They may also be able to undertake more extensive promotional activities, offer more attractive terms to clients, and adopt more aggressive pricing policies. We may not be able to compete effectively with current or future competitors and competitive pressures faced by us may harm our business.

The precautions we take to prevent and detect employee misconduct may not be effective and we could be exposed to unknown and unmanaged risks or losses.

     We run the risk that employee misconduct could occur. Misconduct by employees could include:

•	employees binding us to transactions that exceed authorized limits or present unacceptable risks to us;

•	employees hiding unauthorized or unsuccessful activities from us; or

•	the improper use of confidential information.

These types of misconduct could result in unknown and unmanaged risks or losses to us including regulatory sanctions and serious harm to our reputation. The precautions we take to prevent and detect these activities may not be effective. If employee misconduct does occur, our business operations could be materially adversely affected.

Failure to comply with net capital requirements could subject us to suspension or revocation by the SEC or suspension or expulsion by the NASD and the NYSE.

     Ladenburg Thalmann & Co. is subject to the SEC’s net capital rule which requires the maintenance of minimum net capital. We compute net capital under the alternate method permitted by the net capital rule. Under this method, Ladenburg Thalmann & Co. is required to maintain net capital equal to $250,000. At December 31, 2004, Ladenburg Thalmann & Co. had net capital of $1,455,000 which exceeded its minimum net capital requirement by $1,205,000. The net capital rule is designed to measure the general financial integrity and liquidity of a broker-dealer. In computing net capital, various adjustments are made to net worth which exclude assets not readily convertible into cash. Additionally, the regulations require that certain assets, such as a broker-dealer’s position in securities, be valued in a conservative manner so as to avoid over-inflation of the broker-dealer’s net capital. The net capital rule requires that a broker-dealer maintain a certain minimum level of net capital. The particular levels vary in application depending upon the nature of the activity undertaken by a firm. Compliance with the net capital rule limits those operations of broker-dealers which require the intensive use of their capital, such as underwriting commitments and principal trading activities. The rule also limits the ability of securities firms to pay dividends or make payments on certain indebtedness such as subordinated debt as it matures. A significant operating loss or any charge against net capital could adversely affect the ability of a broker-dealer to expand or, depending on the magnitude of the loss or charge, maintain its then present level of business. The NASD and the NYSE may enter the offices of a broker-dealer at any time, without notice, and calculate the firm’s net capital. If the calculation reveals a deficiency in net capital, the NASD may immediately restrict or suspend certain or all of the activities of a broker-dealer, including its ability to make markets. Ladenburg Thalmann & Co. may not be able to maintain adequate net capital, or its net capital may fall below requirements established by the SEC, and subject us to disciplinary action in the form of fines, censure, suspension, expulsion or the termination of business altogether.

Risk of losses associated with securities laws violations and litigation.

     Many aspects of our business involve substantial risks of liability. An underwriter is exposed to substantial liability under federal and state securities laws, other federal and state laws, and court decisions, including decisions with respect to underwriters’ liability and limitations on indemnification of underwriters by issuers. For example, a firm that acts as an underwriter may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered or for statements made by its securities analysts or other personnel. In recent years, there has been an increasing incidence of litigation involving the securities industry, including class actions that seek substantial damages. Our underwriting activities will usually involve offerings of the securities of smaller companies, which often involve a higher degree of risk and are more volatile than the securities of more established companies. In comparison with more established companies, smaller companies are also more likely to be the subject of securities class actions, to carry directors and officers liability insurance policies with lower limits or not at all, and to become insolvent. Each of these factors increases the likelihood that an underwriter of a smaller companies’ securities will be required to contribute to an adverse judgment or settlement of a securities lawsuit.

     In the normal course of business, our operating subsidiaries have been and continue to be the subject of numerous civil actions and arbitrations arising out of customer complaints relating to our activities as a broker-dealer, as an employer and as a result of other business activities. In general, the cases involve various allegations that our employees had mishandled customer accounts. We believe that, based on our historical experience and the reserves established by us, the resolution of the claims presently pending will not have a material adverse effect on our financial condition. However, although we typically reserve an amount we believe will be sufficient to cover any damages assessed against us, we have in the past been assessed damages that exceeded our reserves. If we misjudged the amount of damages that may be assessed against us from pending or threatened claims, or if we are unable to adequately estimate the amount of damages that will be assessed against us from claims that arise in the future and reserve accordingly, our financial condition may be materially adversely affected.

Possible additional issuances will cause dilution.

     While we currently have outstanding 123,908,059 shares of common stock, options and purchase rights to purchase a total of 13,217,431 shares of common stock and warrants to purchase a total of 200,000 shares of common stock, we are authorized to issue up to 200,000,000 shares of common stock and are therefore able to issue additional shares without being required under corporate law to obtain shareholder approval. If we issue additional shares, or if our existing shareholders exercise their outstanding options, our other shareholders may find their holdings drastically diluted, which if it occurs, means that they will own a smaller percentage of our company.

We may issue preferred stock with preferential rights that may adversely affect your rights.

     The rights of our shareholders will be subject to and may be adversely affected by the rights of holders of any preferred stock that we may issue in the future. Our articles of incorporation authorize our board of directors to issue up to 2,000,000 shares of “blank check” preferred stock and to fix the rights, preferences, privilege and restrictions, including voting rights, of these shares without further shareholder approval.

WARNING REGARDING OUR USE OF FORWARD-LOOKING STATEMENTS

     Some of the statements contained in this prospectus are forward-looking that relate to possible future events, our future performance and our future operations. In some cases, you can identify these forward-looking statements by the use of words such as “may,” “will,” “should,” “anticipates,” “believes,” “expects,” “plans,” “future,” “intends,” “could,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other similar expressions. These statements are only our predictions. Our actual results could and likely will differ materially from these forward-looking statements for many reasons, including the risks described above and appearing elsewhere in this prospectus. We cannot guarantee future results, levels of activities, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform them to actual results or to changes in our expectations.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares covered by this prospectus. However, we will receive the amounts paid by the selling shareholders upon exercise of their options and purchase rights to acquire a total of 9,000,000 of the above 12,222,222 shares being registered under this prospectus. If those options and purchase rights are exercised in full, we will receive $4,885,000.

SELLING SHAREHOLDERS

     The following table provides certain information with respect to the selling shareholders’ beneficial ownership of our common stock as of April 27, 2005 and as adjusted to give effect to the sale of all of the shares offered by this prospectus. Except as otherwise indicated, the number of shares reflected in the table has been determined in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended. Under this rule, each selling shareholder is deemed to beneficially own the number of shares issuable upon exercise or conversion of warrants, options or other convertible securities it holds that are exercisable or convertible within 60 days from the date of this prospectus. However, for purposes of presentation, we have included the full amount of the shares being registered by this prospectus and which underlie options and purchase rights in the number of shares beneficially owned by the individuals holding the options and purchase rights even though such options and purchase rights may not be exercisable within 60 days. Additionally, for purposes of presentation, it is assumed that the selling shareholders will exercise all of such options and purchase rights and then resell all of the shares received as a consequence of their exercise. Unless otherwise indicated, each of the selling shareholders possesses sole voting and investment power with respect to the securities shown.

	Shares Beneficially			Shares Beneficially
	Owned			Owned
	Before Offering			After Offering
			Number of	Number
	Number of		Shares	of
Name	Shares	Percentage	Offered	Shares	Percentage
Mark D. Klein(1)	7,222,222(2)	5.6%	7,222,222(2)	0	0

Michael Philipps(3)	5,000,000(4)	3.9%	5,000,000(4)	0	0

(1)	Mark D. Klein has served as our president and chief executive officer and chairman and chief executive officer of Ladenburg Thalmann & Co since April 1, 2005.

(2)	Represents (i) 2,222,222 shares of common stock and (ii) 5,000,000 shares of common stock issuable upon exercise of options held by Mr. Klein described below.

(3)	Michael Philipps has served as the head of Ladenburg Thalmann & Co.’s Institutional Sales Trading Desk since April 1, 2005.

(4)	Represents (i) 1,000,000 shares of common stock and (ii) 4,000,000 shares of common stock issuable upon exercise of options and purchase rights held by Mr. Philipps described below.

     In March 2005, we entered into an employment agreement with Mark D. Klein pursuant to which, effective April 1, 2005, Mr. Klein became our president and chief executive officer and chairman and chief executive officer of Ladenburg Thalmann & Co. Under the Employment Agreement, Mr. Klein will receive (i) a base salary of $500,000 per year and (ii) an annual bonus of $500,000 if certain performance goals are met. In connection with his employment, we offered Mr. Klein the opportunity to purchase 2,222,222 shares of our common stock at $0.45 and he purchased such shares in March 2005.

     Pursuant to the employment agreement, we granted Mr. Klein an option to purchase 5,000,000 shares of our common stock at a price of $0.465 per share. The option, which expires on March 4, 2015, vests as to 10.0% of the options on the date of grant and as to 22.5% of the options in four annual installments commencing on March 4, 2006. In the event that Mr. Klein’s employment is terminated by reason of his death, disability, by us without “cause” or by Mr. Klein for “good reason” (as such terms are defined in the agreement), any unvested portion of the option that would have vested had he remained employed for the remainder of the then current employment period shall immediately vest and such vested portion shall remain exercisable for a period of one year following Mr. Klein’s termination of employment or for the remainder of the term of the option, whichever period is shorter. In the event that Mr. Klein’s employment is terminated for any other reason, the option shall immediately terminate.

     In March 2005, Ladenburg Thalmann & Co. entered into an employment agreement with Michael Philipps pursuant to which he became the head of Ladenburg Thalmann & Co.’s Institutional Sales Trading Desk. Pursuant to the employment agreement, Mr. Philipps will receive a certain percentage of commissions generated by him, less various expenses, and an override equal to a certain percentage of net commissions generated by the Trading Desk. In connection with Mr. Philipps’ employment, we gave him the opportunity to purchase 1,000,000 shares of our common stock at $0.45 per share and he purchased such shares in March 2005. Mr. Philipps also entered into a Stock Purchase Agreement with us pursuant to which he is committed to purchase an additional 2,500,000 shares of our common stock at $0.64 per share, solely through the use of commissions to be generated by him (excluding the first $1.5 million of commissions generated in the first year of his employment and $2.0 million of commissions generated in the second year of his employment).

     Pursuant to his employment agreement, we granted Mr. Philipps an option to purchase 1,500,000 shares of our common stock at an exercise price of $0.64 per share. The option, which expires on March 25, 2015, will vest as to 250,000 shares on each of the first four anniversaries of the date of grant. An additional 125,000 shares will vest on the third anniversary of the date of grant and an additional 375,000 shares will vest on the fourth anniversary of the date of grant provided that the shares of common stock purchasable under the Stock Purchase Agreement have been purchased by him. In the event that Mr. Philipps’ employment is terminated by reason of his death or disability, the unvested portion of the option that would have vested had he remained employed for the remainder of the then current year of the employment period shall immediately vest (provided that if he is terminated in the first year of the employment period by death or disability, then the portion of the option that would have vested in both the first and second year of the employment period shall immediately vest) and such vested portion (and his right to purchase shares under the Stock Purchase Agreement) shall remain exercisable and effective for a period of one year following termination of employment, or for the remainder of the term of the option, whichever period is shorter. In the event that Mr. Philipps’ employment is terminated by us without “cause” or by Mr. Philipps for “good reason” (as such terms are defined in the agreement), then the portion of the option that has vested by the date of termination of employment (and his right to purchase shares under the Stock Purchase Agreement) shall remain exercisable and effective for a period of three months following termination of employment, or for the remainder of the term of the option, whichever period is shorter. In the event that Mr. Philipps’ employment is terminated for any other reason, the option and rights to purchase shares under the Stock Purchase Agreement shall immediately terminate.

     Both Mr. Klein and Mr. Philipps have agreed that they will not sell, transfer or assign any of the shares registered under this prospectus until November 15, 2005 except to their family members or trusts or limited partnerships established for estate planning purposes.

PLAN OF DISTRIBUTION

     The sale or distribution of the common stock may be effected directly to purchasers by the selling shareholders, or by any donee, pledgee or transferee of the selling shareholders as principals, or through one or more underwriters, brokers, dealers or agents from time to time in one or more public or private transactions by any legally available means, including:

•	block trades;

•	on the American Stock Exchange or in the over-the-counter market;

•	otherwise than on the American Stock Exchange or in the over-the-counter market;

•	through the writing of put or call options relating to the common stock;

•	entering into hedging transactions with broker-dealers, and the broker-dealers may in turn engage in short sales of the shares as part of establishing and maintaining the hedge positions they entered into with the selling shareholders;

•	entering into option or loan transactions that require the selling shareholder to deliver shares to a broker-dealer which may then resell or otherwise transfer the shares pursuant to this prospectus to cover the broker-dealer’s own short sales of the shares or to cover short sales of the shares by customers of the broker-dealer;

•	engaging in short sales of the common stock and delivering shares to cover such short positions;

•	the pledging of common stock to a broker-dealer and upon the default by the selling shareholder on the pledge the broker-dealer may sell the pledged shares in accordance with this prospectus;

•	through the distribution of the common stock by any selling shareholder to its partners, members or shareholders; or

•	through a combination of these methods of sale.

Any of these transactions may be effected:

•	at market prices prevailing at the time of sale;

•	at prices related to the prevailing market prices;

•	at varying prices determined at the time of sale; or

•	at negotiated or fixed prices.

     The sale or distribution of common stock under this prospectus will be made in compliance with the applicable provisions of NASD Conduct Rule 2720. If the selling shareholders effect transactions to or through underwriters, brokers, dealers or agents, these underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or purchasers. These discounts, concessions or commissions may be in excess of those customary for the types of transactions involved. However, no NASD member or independent broker-dealer will receive a commission or discount in excess of 8%.

     The selling shareholders and any broker, dealer or agent that assists in the sale of the common stock may be deemed to be underwriters within the meaning of Section 2(a)(11) of the Securities Act. Accordingly, any profit on the sale of common stock by them and any discounts, concessions or commissions received by any of the underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     Selling shareholders may also resell all or a portion of the common stock in open market transactions in reliance upon Rule 144 under the Securities Act. In these cases, they must meet the criteria and conform to the requirements of that rule.

     We will pay all of the costs, expenses and fees incident to the registration of the shares offered under this prospectus. The selling shareholders are responsible for any costs, expenses and fees related to the offer and sale of the common stock to the public, including brokerage commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

     The legality of the common stock offered by this prospectus has been passed upon by Graubard Miller, New York, New York.

EXPERTS

     Our consolidated financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 appearing in our Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by Eisner LLP, an independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon the report of Eisner LLP given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

     The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Any information that we file after the date of this prospectus with the SEC will automatically update and supersede the information contained in this prospectus. This prospectus incorporates by reference our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities are sold:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2004;

•	our current report on Form 8-K dated April 14, 2005 and filed with the SEC on April 19, 2005; and

•	the description of our common stock contained in our registration statement on Form 8-A (No. 1-15799) filed with the SEC pursuant to Section 12(b) of the Exchange Act.

     Potential investors may obtain a copy of any of our SEC filings without charge by written or oral request directed to Ladenburg Thalmann Financial Services Inc., Attention: Investor Relations, 590 Madison Avenue, 34th Floor, New York, New York 10022, (212) 409-2000.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

     The following documents that we have previously filed with the SEC are incorporated by reference in this registration statement:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2004;

•	our current report on Form 8-K dated April 14, 2005 and filed with the SEC on April 19, 2005; and

•	the description of our common stock, par value $.0001 per share, contained in our registration statement on Form 8-A (No. 1-15799) filed with the SEC pursuant to Section 12(b) of the Securities Exchange Act of 1934, including any subsequent amendments or reports filed for the purpose of updating this description.

     All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all the securities offered have been sold or which deregisters all securities then remaining unsold, will be deemed to be incorporated by reference in this registration statement and to be a part of this registration statement from the respective date of filing. Any statement contained in a document incorporated by reference in this registration statement will be modified or superseded for all purposes to the extent that a statement contained in this registration statement or in any other subsequently filed document which is incorporated by reference modifies or replaces the statement.

Item 4. Description of Securities.

     Our common stock is registered under Section 12(b) of the Exchange Act.

Item 5. Interests of Named Experts and Counsel.

     Not applicable.

Item 6. Indemnification of Directors and Officers.

     Section 607.0850 of the 1989 Business Corporation Act of the State of Florida empowers a Florida corporation to indemnify any person who was or is a party to any threatened, pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal (other than an action by, or in the right of, the corporation) by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability including any obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to any employee benefit plan), and expenses (including counsel’s fees) actually and reasonably incurred in connection with the proceeding and any subsequent appeals, if he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

     In the case of an action by or in the right of the corporation, Section 607.0850 empowers a corporation to indemnify any person who was or is a party to any threatened, pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal, in any of the capacities set forth above against expenses (including counsel’s fees for the proceeding as well as for any appeal) and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of the proceeding or any subsequent appeals, if the person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation. With respect to any claim, issue, or matter as to which the person is adjudged to be liable to the corporation, indemnification is not permitted unless, and only to the extent that, the court in which the proceeding was brought, or any other court of competent jurisdiction, determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses that the court deems proper.

     Section 607.0850 further provides that a Florida corporation is required to indemnify a director, officer, employee, or agent against expenses (including counsel’s fees) actually and reasonably incurred by the person in connection with defending any type of proceeding referred to above or in defending any claim, issue, or matter involved in the proceeding as to which the person has been successful on the merits or otherwise.

     Other than pursuant to a court order, a Florida corporation may provide indemnification only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct. The determination is to be made:

•	by the board of directors upon majority vote of a quorum consisting of directors who were not party to the proceeding;

•	if a quorum is not obtainable, or, even if obtainable, by majority vote of a committee consisting solely of two or more directors who are not parties to the proceeding at the time, duly designated by the board of directors (in which interested directors may participate);

•	by independent legal counsel selected by majority vote of the board of directors who were not party to the proceeding or a committee so designated by the board of directors; or

•	by shareholders upon majority vote of a quorum consisting of shareholders who were not parties to the proceeding or, if a quorum is not obtainable, by a majority vote of shareholders who were not parties to the proceeding.

     Any indemnification provided for by Section 607.0850 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled. A Florida corporation is entitled to make any other or further indemnification of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding his or her office. However, indemnification shall not be made to or on behalf of any director, officer, employee, or agent if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute:

•	a violation of criminal law, unless the director, officer, employee or agent had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;

•	a transaction from which the director, officer, employee or agent derived an improper benefit;

•	in the case of a director, a circumstance under which he is liable for an unlawful distribution; or

•	a willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

     Indemnification provided for by Section 607.0850 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the person’s heirs, executors, and administrators.

     A Florida corporation may also purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or who is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against the person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against liability under Section 607.0850.

     Article XI of our articles of incorporation, as amended, and Article VII of our bylaws provide for indemnification of our directors and officers to the fullest extent permitted by law, as now in effect or later amended. Article VII of our bylaws provides that expenses incurred by a director or officer in defending a civil or criminal action, suit, or proceeding may be paid by us in advance of a final disposition upon receipt of an undertaking by or on behalf of the director or officer to repay the advanced amount if he or she is ultimately found not to be entitled to indemnification.

     We may provide liability insurance for each of our directors and officers for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers. We currently maintain this type of liability insurance.

     Additionally, we have entered into indemnification agreements with all of our directors and executive officers whereby we have agreed to indemnify, and advance expenses to, each indemnitee to the fullest extent permitted by applicable law. The indemnification agreements will continue until and terminate upon the later of (i) ten years after the date that the indemnitee has ceased to serve as a director or officer for us or (ii) the final termination of all pending proceedings in respect of which the indemnitee is granted rights of indemnification or advancement of expenses or any proceeding commenced by the indemnitee.

Item 7. Exemption from Registration Claimed.

     Not Applicable.

Item 8. Exhibits.

		Incorporated by
		Reference from
Exhibit No.	Description	Document	No. in Document
4.1	Employment Agreement, dated as of March 4, 2005, between Ladenburg Thalmann Financial Services Inc. and Mark D. Klein	A	10.2

4.2	Stock Option Agreement, dated as of March 4, 2005, between Ladenburg Thalmann Financial Services Inc. and Mark D. Klein	A	10.3

4.3	Subscription Agreement, dated as of March 4, 2005, between Ladenburg Thalmann Financial Services Inc. and Mark D. Klein	A	10.5

4.4	Stock Option Agreement, dated as of March 25, 2005, between Ladenburg Thalmann Financial Services Inc. and Michael Philipps	B	10.1

Incorporated by
Reference from
Exhibit No.	Description	Document	No. in Document
4.5	Subscription Agreement, dated as of March 25, 2005, between Ladenburg Thalmann Financial Services Inc. and Michael Philipps	B	10.2

4.6	Stock Purchase Agreement, dated as of March 25, 2005, between Ladenburg Thalmann Financial Services Inc. and Michael Philipps	B	10.3

5.1	Opinion of Graubard Miller	—	Filed Herewith

23.1	Consent of Eisner LLP	—	Filed Herewith

23.2	Consent of Graubard Miller (Included in Exhibit 5.1)	—	—

24.1	Power of Attorney (Included on Signature page)	—	—

A.	Current Report on Form 8-K, dated March 4, 2005 and filed with the SEC on March 10, 2005.

B.	Current Report on Form 8-K, dated March 25, 2005 and filed with the SEC on March 31, 2005.

Item 9. Undertakings.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the registration of the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 27th day of April, 2005.

LADENBURG THALMANN FINANCIAL SERVICES INC.
By:	/s/ Mark D. Klein
	Name:	Mark D. Klein
	Title:	President and Chief Executive Officer

POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Howard M. Lorber, Mark D. Klein and Salvatore Giardina, and each of them, with full power to act without the others, such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, including post-effective amendments, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said attorneys-in-fact and agents, each acting alone, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Mark D. Klein Mark D. Klein	President and Chief Executive Officer (Principal Executive Officer)	April 27, 2005

/s/ Salvatore Giardina Salvatore Giardina	Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)	April 27, 2005

/s/ Henry C. Beinstein Henry C. Beinstein	Director	April 27, 2005

/s/ Robert J. Eide Robert J. Eide	Director	April 27, 2005

/s/ Dr. Phillip Frost Dr. Phillip Frost	Director	April 27, 2005

/s/ Brian S. Genson Brian S. Genson	Director	April 27, 2005

Signature	Title	Date

/s/ Richard J. Lampen Richard J. Lampen	Director	April 27, 2005

/s/ Howard M. Lorber Howard M. Lorber	Director	April 27, 2005

/s/ Benjamin D. Pelton Benjamin D. Pelton	Director	April 27, 2005

/s/ Jeffrey S. Podell Jeffrey S. Podell	Director	April 27, 2005

/s/ Vincent A. Mangone Vincent A. Mangone	Director	April 27, 2005

/s/ Steven A. Rosen Steven A. Rosen	Director	April 27, 2005

/s/ Richard J. Rosenstock Richard J. Rosenstock	Director	April 27, 2005

/s/ Mark Zeitchick Mark Zeitchick	Director	April 27, 2005

EXHIBIT INDEX

		Incorporated by
		Reference from
Exhibit No.	Description	Document	No. in Document
4.1	Employment Agreement, dated as of March 4, 2005, between Ladenburg Thalmann Financial Services Inc. and Mark D. Klein	A	10.2

4.2	Stock Option Agreement, dated as of March 4, 2005, between Ladenburg Thalmann Financial Services Inc. and Mark D. Klein	A	10.3

4.3	Subscription Agreement, dated as of March 4, 2005, between Ladenburg Thalmann Financial Services Inc. and Mark D. Klein	A	10.5

4.4	Stock Option Agreement, dated as of March 25, 2005, between Ladenburg Thalmann Financial Services Inc. and Michael Philipps	B	10.1
4.5	Subscription Agreement, dated as of March 25, 2005, between Ladenburg Thalmann Financial Services Inc. and Michael Philipps	B	10.2

4.6	Stock Purchase Agreement, dated as of March 25, 2005, between Ladenburg Thalmann Financial Services Inc. and Michael Philipps	B	10.3

5.1	Opinion of Graubard Miller	—	Filed Herewith

23.1	Consent of Eisner LLP	—	Filed Herewith

23.2	Consent of Graubard Miller (Included in Exhibit 5.1)	—	—

24.1	Power of Attorney (Included on Signature page)	—	—

A.	Current Report on Form 8-K, dated March 4, 2005 and filed with the SEC on March 10, 2005.

B.	Current Report on Form 8-K, dated March 25, 2005 and filed with the SEC on March 31, 2005.